UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

C601, Gazelle Valley, No.69 Jinye Road.

Xi’an Hi-tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 27, 2022, Christopher Constable resigned from our Board of Directors. There was no known disagreement with Mr. Constable on any matter relating to our operations, policies or practices.

Effective June 28, 2022, our Board of Directors appointed Jeffrey J. Guzy to serve as a new member of our Board of Directors and to serve as a member and Chairman of the Audit Committee of the Board. Our Board has determined that Mr. Guzy qualifies as an “Independent Director” within the meaning of Nasdaq Rule 5605 and that Mr. Guzy is independent under the Nasdaq Listing Rules’ independence standards for Audit Committee members. In addition, our Board has determined that Mr. Guzy qualifies as an audit committee financial expert.

Jeffrey J. Guzy, age 69, has had key executive positions at several large international companies, including Loral Space, Sprint International, Verizon and IBM. He has held program and project start-up responsibilities along with senior business development positions at all these firms. Mr. Guzy has been working with emerging private companies and middle market public companies to market their products, improve their investor/business relations, help them find capital and develop corporate governance programs. Mr. Guzy is a private investor and advisor to Aprize Satellite and several other hi-tech companies.

Mr. Guzy currently serves as an independent board member and chairman of the audit committee of several public companies, including Leatt Corp. (OTCQB:LEAT) (2007 – Present), a company that designs, develops, markets and distributes personal protective equipment for participants of motor sports and leisure activities worldwide; Capstone Companies, Inc. (OTCQB:CAPC) (2007 – Present), a company that develops, markets, and sells consumer home Wi-Fi products in North America and internationally; Purebase Corp.(OTCQB:PUBC) (2020 – Present) an industrial mineral and natural resource company providing solutions to the agriculture and construction materials markets; and Blue Star Foods Corp. (Nasdaq:BSFC) (April 12, 2021 – Present) an international seafood company that processes, imports, packages, and sells refrigerated seafood products. In addition, from 2017 to the present, Mr. Guzy has been the CEO and Executive Chairman of Cojax Oil & Gas Corp. (OTC:CJAX), an oil and gas exploration company.

has been our Chief Executive Officer since January 22, 2020 and a director since November 17, 2017. He served as our Chief Financial Officer from November 17, 2017 through March 16, 2020.

Mr. Guzy has an MBA in Strategic Planning and Management from The Wharton School of the University of Pennsylvania, an M.S. in Systems Engineering from the University of Pennsylvania; a B.S. in Electrical Engineering from Penn State University; and a Certificate in Theology from Georgetown University. Mr. Guzy’s extensive business and financial oversight experience led to the conclusion that he should serve as a director.

Mr. Guzy has no family relationships with any of the Company’s directors or executive officers. Mr. Guzy has not had any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Mr. Guzy will serve under a Director Service Agreement dated June 28, 2022 (the “Agreement”), under the Agreement Mr. Guzy will receive a stipend of $2,000 per month for each month of service as director. In addition, Mr. Guzy has been granted $50,000 worth of options exercisable at $0.01 per share, determined by reference to our closing share price on June 27, 2022. An additional $20,000 worth of options were granted in consideration for Mr. Guzy’s service as audit committee chairman. The options shall vest and become exercisable by in equal monthly installments over the course of the director’s initial year of service. The Agreement, which is filed herewith as Exhibit 10.1, contains additional terms and should be reviewed in its entirety for additional information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2022	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Service Agreement
99.1	Press Release

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